SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETROBRAS ANNOUNCES FIRST QUARTER OF 2011 RESULTS

(Rio de Janeiro –  May 24, 2011) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached a quarterly record of U.S.$6,524 million in the first quarter of 2011. Adjusted EBITDA for the first quarter of 2011 increased 13.2% compared to the fourth quarter of 2010.

HIGHLIGHTS

(in millions of U.S. dollars)
		For the first quarter of
4Q-2010		2011	2010
5,896	Consolidated net income attributable to Petrobras	6,524	4,317
2,628	Total domestic and international oil and natural gas production (mbbl/d)	2,627	2,547
8,408	Adjusted EBITDA	9,522	8,352

• Total domestic and international oil and natural gas production increased 3.1% in the first quarter of 2011 compared to the first quarter of 2010, primarily due to increased production in the Marlim Leste, Cachalote/Baleia Franca, Jubarte, Uruguá/Tambaú and Frade fields, to the start-up of production of the Lula and Marlim Sul Pilots and to the Tiro, Sidon and Guará extended well tests (EWTs).

• Discoveries in the pre-salt layer of the Santos Basin, such as Carioca Nordeste and Macunaíma. In addition, start-up of EWTs in Marlim Leste field and in the Brava area of the Marlim field, both situated in the pre-salt layer of the Campos Basin.

• Approval of a charter contract for the first seven of up to 28 deep-sea drilling rigs to be built in Brazil. Sete Brasil S.A. will build the rigs under a construction agreement with the Estaleiro Atlântico Sul shipyard.

• Issuance of U.S.$6,000 million of Global Notes in the international capital markets with maturities of five, ten and thirty years.

• Payment of U.S.$1,308 million of interest on shareholders’ equity relating to our 2010 earnings to our shareholders in the first quarter of 2011, corresponding to U.S.$0.10 per share. Dividends of U.S.$923 million relating to our 2010 earnings will be paid by June 27, 2011. Approval of U.S.$1,645 million of interest on shareholders’ equity, corresponding to U.S.$0.13 per share,  relating to our  2011 earnings to be paid to our shareholders by July 30, 2011.

www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events.  Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, natural disasters and accidents, receipt of governmental approvals and licenses and our ability to obtain financing.   All forward-looking statements are qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

1

Comments from the CEO
Mr. José Sergio Gabrielli de Azevedo

Dear Shareholders and Investors,

We are pleased to announce our results for the first quarter of 2011, which were marked by great challenges and important operational and corporate achievements, leading a record net income of U.S.$6,524 million.

Our operating performance improved substantially, particularly in the Exploration and Production segment. In the beginning of 2011, we announced that our proved oil, condensate and natural gas reserves in Brazil and abroad had reached 12.7 billion barrels of oil equivalent on December 31, 2010 under the SEC rules for estimating reserves, an increase of 5.0% compared to December 31, 2009. This means that, for every barrel of oil equivalent extracted in 2010, we added 1.70 barrels, corresponding to a reserve replacement ratio of 170%. Our reserves-to-production ratio at year-end 2010 was 14.7 years, an exceptionally comfortable figure for our industry.

We continue to make progress in the development of the pre-salt layer of the Santos Basin, as we approved the chartering of two new FPSO platforms (oil and gas floating production, storage and offloading units) for the pilot projects in the Guará-Norte region and the Cernambi field.

As part of our strategy of ensuring key equipment for the development of our operations, we approved the charter of the first lot of seven drilling rigs to be built in Brazil. The rigs will be chartered from Sete Brasil S.A., which will be responsible for the construction of the drilling rigs under an agreement with the Estaleiro Atlântico Sul shipyard in Pernambuco. This represents the first stage of a project involving the construction of up to 28 rigs, the first of which is scheduled for start-up by 2015.  It is worth highlighting that the contracting of these rigs is fully compatible with the local content construction policy at internationally competitive costs.

As part of our ongoing exploration program, we announced several new and important discoveries, including the area known informally as Carioca Nordeste, where preliminary analyses indicate an accumulation of oil with an API gravity of 26° in a high quality 200 meter reservoir, and the Macunaíma area, where we identified an oil accumulation also with an API gravity of 26° in the pre-salt layer of the Santos Basin.

We began extended well tests (EWTs) in the Tracajá reservoir in the Marlim Leste field, and the Brava region of the Marlim field, both of which are located in the pre-salt layer of the Campos Basin, the latter being connected to the P-27 platform, avoiding the need for an additional production unit. The EWTs will provide us with more data about the characteristics of the reservoirs, thus helping to ensure the best means of developing production.

We entered into a Memorandum of Understanding and a General Technological Cooperation Agreement with the Chinese companies Sinochem Corporation and Sinopec, respectively. These strategic alliances foresee cooperation between the companies’ activities in Brazil and abroad in areas of common interest in the oil and gas industry.

On the corporate front, we undertook the largest ever international debt issuance by a Brazilian company, placing U.S.$6,000 million in bonds maturing in 5, 10 and 30 years. The proceeds will be used to finance the investments foreseen in our Business Plan, while maintaining an appropriate capital structure and financial leverage in line with our objectives.

In April, we announced the annual review of the Santos Basin Pre-Salt Integrated Development Plan (Plansal), incorporating the data from the new wells drilled and the implementation of various commercial strategies.

We achieved the milestones above despite highly volatile international oil prices and an ethanol shortage in Brazil, factors which further underscore the strengths of Petrobras’ strategy which is primarily aimed at increasing oil production and investment in the biofuel segment, not only meeting growing demand in these markets, but also ensuring that all of the Company’s human, financial and operational resources are put to the best possible use. We remain confident in our capacity to achieve the goals laid out in our Business Plan, thereby ensuring increasing returns for our shareholders and investors.

2

FINANCIAL HIGHLIGHTS

Net Income and Consolidated Financial and Economic Indicators

		For the first quarter of
4Q-2010	Income statement data (in millions of U.S. dollars, except for per share and per ADS data) (1)	2011	2010

40,445	Sales of products and services	41,122	34,620
31,988	Net operating revenues	32,613	27,559
5,990	Operating income	7,394	6,301
1,174	Financial income (expense), net	1,232	(278)
5,896	Net income attributable to Petrobras	6,524	4,317
0.45	Basic and diluted earnings per common and preferred share	0.50	0.49
0.90	Basic and diluted earnings per ADS	1.00	0.98

	Net income by business segment (in millions of U.S. dollars)

4,408	▪ Exploration and Production	5,439	3,634
499	▪ Refining, Transportation and Marketing	(21)	916
174	▪ Gas and Power	355	287
(13)	▪ Biofuels	(9)	(11)
104	▪ International	518	285
193	▪ Distribution	220	205
931	▪ Corporate	524	(673)

11,684	Total capital expenditures (in millions of U.S. dollars) (1) (7)	9,924	9,783

	Other data
39.0	Gross margin (%) (2)	41.6	44.6
18.7	Operating margin (%) (3)	22.7	22.9
18.4	Net margin (%) (4)	20.0	15.7
8,408	Adjusted EBITDA	9,522	8,352
41	Debt to equity ratio (%) (5)	42	53

	Financial and economic indicators
86.48	Brent crude (U.S.$/bbl)	104.97	76.24
1.6970	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.6673	1.8027
1.6662	Period-end commercial selling rate for U.S. Dollar (R$/U.S.$)	1.6287	1.7810

	Price indicators
	Crude oil and NGL average sales price (U.S. dollars/bbl)
79.70	Brazil (6)	94.04	72.92
73.90	International	87.39	62.02

	Natural gas average sales price (U.S. dollars/mcf)
2.33	Brazil	1.47	2.40
2.47	International	2.73	2.47

(1)    Impacted by the increase in the value of Real against U.S. dollar in the first quarter of 2011 compared to the first quarter of 2010.

(2)    Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(3)    Operating margin equals operating income divided by net operating revenues.

(4)    Net margin equals net income divided by net operating revenues.

(5)      Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(6)      Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(7)     Capitalized expenses differ from our total consolidated investments, disclosed for local purposes, primarily due to geological and geophysics and scheduled stoppages expenditures.

3

FINANCIAL HIGHLIGHTS

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)
		For the first quarter of
4Q-2010		2011	2010
5,896	Net income attributable to Petrobras	6,524	4,317
2,299	Depreciation, depletion and amortization	2,275	2,042
308	Impairment	-	94
(1,151)	Financial income	(1,045)	(413)
380	Financial expense	388	356
(403)	Monetary and exchange variation	(575)	335
1,326	Total income tax expense	2,049	1,560
(193)	Equity in results of non-consolidated companies	(215)	12
(54)	Noncontrolling interest in results of consolidated subsidiaries	121	49
8,408	Adjusted EBITDA	9,522	8,352
26.3	Adjusted EBITDA margin (%)(1)	29.2	30.3

(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first quarter of 2011 and for the first quarter of 2010 has been affected by the 8.1% increase in the value of the Real against the U.S. dollar during that period.

Net Income

Net operating revenues increased 18.3 % to U.S.$32,613 million for the first quarter of 2011 compared to U.S.$27,559 million for the first quarter of 2010, primarily due to a 3.1% increase of total domestic and international oil and natural gas production; a 7.1% increase of domestic sales volumes as a result of economic growth; and higher average sales prices of oil and natural gas in the international market, which increased domestic oil, oil export and oil product prices and also import costs and production taxes.

The increase was also due to higher foreign exchange gains on net debt denominated in U.S. dollars. When compared to the Real, the U.S. dollar depreciated 2.3% in the first quarter of 2011, compared to an appreciation of 2.3% in the first quarter of 2010. Higher income on financial investments (U.S.$308 million increase) and on marketable securities (U.S.$288 million increase) due to the investment of proceeds from our Global Offering in the third quarter of 2010 also contributed to the increase.

4

FINANCIAL HIGHLIGHTS

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•

domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•

costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets;  depletion of oil fields; and exploration costs;

•	selling (which includes expenses for transportation and distribution of our products), general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

•	fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

•	the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais.  When the Real appreciates against to the U.S. dollar, as it did in the first quarter of 2011 (an appreciation of 8.1%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways.  As a consequence, the following comparison between our results of operations in the first quarter of 2011 and in the first quarter of 2010 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

5

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2011 COMPARED TO THE FIRST QUARTER OF 2010

The comparison between our results of operations has been affected by the 8.1% increase in the value of the Real against the U.S. dollar in the first quarter of 2011 compared to the first quarter of 2010.

Revenues

Consolidated sales of products and services increased 18.8% to U.S.$41,122 million in the first quarter of 2011 compared to U.S.$34,620 million in the first quarter of 2010.  This increase was primarily a result of 3.1% increase of total domestic and international oil and natural gas production; higher average sales prices of oil and natural gas in the international market which increased domestic oil and oil export prices and oil products prices; and a 7.1% increase in sales volumes in the domestic market (due mainly to a 6.3% increase in oil products demand and a 13.2% increase in natural gas demand). For more information on the domestic increase of sales volumes, see the discussion of sales volumes on page 18.

Included in sales of products and services is the following amount that we collected on behalf of federal or state governments:

•

Domestic Value-added tax (ICMS), Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS),  Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE, the per-transaction fee due to the Brazilian government), and other taxes on sales of products and services and social security contributions. These taxes increased 20.5% to U.S.$8,509 million in the first quarter of 2011 compared to U.S.$7,061 million in the first quarter of 2010, primarily due to higher production volumes, higher prices and higher domestic sales volumes.

Net operating revenues increased 18.3% to U.S.$32,613 million in the first quarter of 2011 compared to U.S.$27,559 million in the first quarter of 2010 due to the increases mentioned above.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the first quarter of 2011 increased 24.7% to U.S.$19,033 million compared to U.S.$15,257 million in the first quarter of 2010. This increase was principally a result of:

•

20.6% (U.S.$933 million) increase in the cost of imports, primarily due to the growing demand for oil products  in Brazil, mainly diesel. The growth in Brazilian demand was met by higher volumes of imports, purchased at prevailing international prices, which increased during the year;

•

27.5% (U.S.$280 million) increase in costs for our international trading activities due to increased offshore operations conducted by our international subsidiary Petrobras International Finance Company (PifCo);

•

17.7% (U.S.$485 million) increase in production taxes and charges in the first quarter of 2011 compared to the first quarter of 2010. These include royalties, which increased 20.4% (U.S.$259 million), and special participation charges (a charge payable in the event of high production or profitability from our fields), which increased 15.6% (U.S.$226 million). The increase in production taxes and charges in the first quarter of 2011 was due to a 33.2% increase in the reference price for domestic oil, which averaged U.S.$91.90/bbl in the first quarter of 2011 compared to U.S.$69.00/bbl in the first quarter of 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based; and

•	79.1% (U.S.$144 million) increase in costs related to the generation and purchase of electricity for sale.

6

FINANCIAL HIGHLIGHTS

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 11.4% to U.S.$2,275 million in the first quarter of 2011 compared to U.S.$2,042 million in the first quarter of 2010, due to the impact of the appreciation of the Real, to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, decreased 2.8 % to U.S.$524 million in the first quarter of 2011 compared to U.S.$539 million in the first quarter of 2010. Excluding the impact of the appreciation of the Real, exploration costs, including costs for exploratory dry holes decreased 10.1% in the first quarter of 2011 compared to the first quarter of 2010 due to lower write-off amounts of dry and economically unviable wells in the period.

Impairment

There was no impairment charge recorded in the first quarter of 2011. In the first quarter of 2010, the impairment charge amounted to U.S.$94 million and was related to losses on the recoverable amount of assets held for sale in the International segment (related to Refining, Transportation & Marketing activities, in the San Lorenzo Refinery in Argentina and in the Breitener thermoelectric power plant), which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 13.2 % to U.S.$2,322 million in the first quarter of 2011 compared to U.S.$2,052 million in the first quarter of 2010.

Selling expenses increased 8.1% to U.S.$1,136 million in the first quarter of 2011 compared to U.S.$1,051 million in the first quarter of 2010. Excluding the impact of the appreciation of the Real, selling expenses remained relatively constant in the first quarter of 2011 compared to the first quarter of 2010.

General and administrative expenses increased 18.5 % to U.S.$1,186 million in the first quarter of 2011 compared to U.S.$1,001 million in the first quarter of 2010. The increase in general and administrative expenses was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due to increased personnel development training and pay raises.

7

FINANCIAL HIGHLIGHTS

Research and Development Expenses

Research and development expenses increased 36.4 % to U.S.$296 million in the first quarter of 2011 compared to U.S.$217 million in the first quarter of 2010. This higher expense was primarily due to increased average sales prices, which are the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Other Operating Expenses

Other operating expenses decreased 27.2% to U.S.$769 million in the first quarter of 2011 compared to U.S.$1,057 million in the first quarter of 2010.  A breakdown of other operating expenses by segment is included on page 28 .

The most significant changes between the first quarter of 2011 and the first quarter of 2010 are described below:

•

94.9% (U.S.$542 million) decrease in expense for losses and contingencies related to legal proceedings, to U.S.$29 million in the first quarter of 2011 compared to U.S.$571 million in the first quarter of 2010;

•	90.8% (U.S.$79 million) decrease in operating expense at thermoelectric power plants, to U.S.$8 million in the first quarter of 2011 compared to U.S.$87 million in the first quarter of 2010;
•	38.2% (U.S.$26 million) decrease in expense for marking inventory to market value, to U.S.$42 million in the first quarter of 2011 compared to U.S.$68 million in the first quarter of 2010;

These decreases were partially offset by:

•

24.6% (U.S.$32 million) increase in expense for institutional relations and cultural projects, to U.S.$162 million in the first quarter of 2011 compared to U.S.$130 million in the first quarter of 2010;

•	25.2% (U.S.$51 million) increase in employee benefit expense for non-active participants, to U.S.$252 million in the first quarter of 2011 compared to U.S.$201 million in the first quarter of 2010;
•	145.8% (U.S.$70 million) increase in expense for health, safety and environment (HSE), to U.S.$118 million in the first quarter of 2011 compared to U.S.$48 million in the first quarter of 2010; and
•

317.6% (U.S.$216 million) increase in expenses for unscheduled stoppages of plant and equipment to U.S.$284 million in the first quarter of 2011 compared to U.S.$68 million in the first quarter of 2010.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies increased to a gain of U.S.$215 million in the first quarter of 2011 compared to a loss of U.S.$12 million in the first quarter of 2010, primarily due to gains from investments in the petrochemical sector.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 153.0% to U.S.$1,045 million in the first quarter of 2011 compared to U.S.$413 million in the first quarter of 2010. This increase was primarily attributable to higher income on financial investments (U.S.$308 million increase) and on marketable securities (U.S.$288 million increase) due to the investment of proceeds from our Global Offering. A breakdown of financial income is set forth in Note 10 of our unaudited consolidated financial statements for the three-month period ended March 31, 2011.

8

FINANCIAL HIGHLIGHTS

Financial Expenses

Financial expenses increased 9.0% to U.S.$388 million in the first quarter of 2011 compared to U.S.$356 million in the first quarter of 2010. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$362 million increase) and to higher losses on derivative instruments (U.S.$96 million increase), partially offset by higher capitalized interest income (which resulted in a U.S.$409 million decrease in financial expenses). A breakdown of financial expenses is set forth in Note 10 of our unaudited consolidated financial statements for the three-month period ended March 31, 2011.

Monetary and Exchange Variation

Monetary and exchange variation increased to a gain of U.S.$575 million in the first quarter of 2011 compared to a loss of U.S.$335 million in the first quarter of 2010.  The gain in the first quarter of 2011 compared to the loss in the first quarter of 2010 was primarily due to higher foreign exchange gains on net debt denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 72.9 % to U.S.$147 million in the first quarter of 2011 compared to U.S.$85 million in the first quarter of 2010. This increase was primarily attributable to the impact of the appreciation of the Real and also to higher IOF (tax on financial operations) on increased financial transactions in Brazil and abroad.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 46.7% to U.S.$8,694 million in the first quarter of 2011 compared to U.S.$5,926 million in the first quarter of 2010. Income tax expense increased 31.3% to U.S.$2,049 million in the first quarter of 2011, compared to U.S.$1,560 million in the first quarter of 2010, due primarily to the increase of taxable income, partially offset by the increase of the tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$211 million increase) and by the increase of the tax benefit related to foreign income (U.S.$274 million increase).The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our unaudited consolidated financial statements for the three-month period ended March 31, 2011.

9

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of oil and gas production in the Exploration and Production segment being sold or transferred to other business segments of the Company. We provide below financial information from our different business segments and related operating information.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the first quarter of
2011	2010
5,439	3,634

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Power segment and sales of oil products produced at natural gas processing plants.

The increased net income from Exploration and Production for the first quarter of 2011 compared to the first quarter of 2010 was primarily due to higher average domestic oil prices and reduced losses and contingencies related to legal proceedings, in particular to the levying of the ICMS/RJ tax on the P-36 platform in the first quarter of 2010. These effects were offset by increased expenses from government participation charges.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$3.32/bbl in the first quarter of 2010 to U.S.$10.93/bbl in the first quarter of 2011, reflecting the recovery of the international market for heavy oil in relation to light oil.

Other information relevant for this segment:

		For the first quarter of
4Q-2010	EXPLORATION AND PRODUCTION – BRAZIL	2011	2010
	Average daily crude oil and gas production
2,030	Crude oil and NGLs – Brazil (mbbl/d) (1)	2,044	1,985
2,124	Natural gas - Brazil (mmcf/d) (2)	2,046	1,902

(1)            Includes production from shale oil reserves.

(2)            Does not  include LNG. Includes reinjected gas.

(Jan-Mar/2011 x Jan-Mar/2010): Increased production in the Marlim Leste, Cachalote/Baleia Franca, Jubarte, Uruguá/Tambaú and Frade fields, the Lula and Marlim Sul Pilots and the Tiro, Sidon and Guará EWTs more than offset the natural decline in crude oil and NGL production from mature fields.

Domestic natural gas production increased 7.6% to 2,046 mmcf/d in the first quarter of 2011 compared to 1,902 mmcf/d in the first quarter of 2010 due to increased production from our fields.

FINANCIAL HIGHLIGHTS

		For the first quarter of
4Q-2010	LIFTING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
	Crude oil and natural gas – Brazil
10.29	Excluding production taxes (1)	11.38	9.40
25.58	Including production taxes (1)	30.48	23.73

(1)            Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Mar/2011 x Jan-Mar/2010): Our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased 21.1% to U.S.$11.38/bbl in the first quarter of 2011 compared to U.S.$9.40/bbl in the first quarter of 2010. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil increased 15% in the first quarter of 2011 compared to the first quarter of 2010 due to a higher number of well interventions in the Marlim Leste, Roncador, Marlim Sul and Albacora Leste fields and to preventive maintenance at the Marlim field.

Lifting Costs - Including production taxes

(Jan-Mar/2011 x Jan-Mar/2010): Our unit lifting costs in Brazil, including production taxes, increased 28.4% to U.S.$30.48/bbl in the first quarter of 2011 compared to U.S.$23.73/bbl in the first quarter of 2010. Excluding the impact of the appreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased 26% in the first quarter of 2011 compared to the first quarter of 2010, primarily attributable to a 33.2% increase in the reference price for domestic oil, which averaged U.S.$91.90/bbl in the first quarter of 2011 compared to U.S.$69.00/bbl in the first quarter of 2010, reflecting higher international oil benchmark prices upon which such taxes and charges are based.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

(U.S.$ million)
For the first quarter of
2011	2010
(21)	916

Our Refining, Transportation and Marketing (RTM) segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which comprises investments in domestic petrochemical companies. Our RTM segment purchases crude oil from our E&P segment, as well as imports oil to blend with our domestic oil. Additionally, our RTM segment purchases oil products in the international markets to meet demand for such products from the domestic market that exceed its refining output. RTM acquires crude oil and oil products at the international price, either from our E&P or from the international markets. It sells products in Brazil at a price that we expect will equal international prices in the long run, but for gasoline, diesel and residential LPG can lag the international markets. Depending on the impact of this lag effect, our RTM segment’s earnings may differ from international refining margins.

It should be noted that operation performance was exceptional in this quarter, with higher utilization of the refineries, 45 mbpd additional diesel production in spite of 123 mbpd of domestic heavier crude processed.

The decreased net income for our Refining, Transportation and Marketing segment in the first quarter of 2011 compared to the same period of 2010 was due to the higher oil acquisition/transfer costs and higher oil product import costs from both our E&P segment and the international markets, which were not fully offset by the higher sales prices of diesel, gasoline and residential LPG.

These effects were partially offset by higher domestic oil product sales volumes, an increase in the average realization prices of export, higher domestic prices, where oil products are indexed to international prices and increased net income from the petrochemical sector.

Other information relevant for this segment:

		For the first quarter of
4Q-2010	IMPORTS AND EXPORTS	2011	2010
	Imports (mbbl/d)
270	Crude oil imports	405	347
188	Oil product imports	279	274
	Exports (mbbl/d)
441	Crude oil exports (1) (2)	436	555
215	Oil product exports (2)	210	192
198	Net exports (imports) of crude oil and oil products	(38)	126

(1)            Includes crude oil export volumes of Refining, Transportation and Marketing and Exploration and Production segments.

(2)            Includes exports in progress.

(Jan-Mar/2011 x Jan-Mar/2010): We imported higher volumes of crude oil to replenish our inventories and for use as feedstock for the Replan Refinery, where domestic supply was reduced due to a problem with a fuel oil and oil product pipeline.

FINANCIAL HIGHLIGHTS

		For the first quarter of
4Q-2010	OUTPUT OF OIL PRODUCTS – BRAZIL	2011	2010
	Refining and marketing operations (mbbl/d)
	Brazil
1,910	Output of oil products	1,877	1,765
2,007	Installed capacity (1)	2,007	1,942
93	Utilization (%)	92	90

83	Domestic crude oil as % of total feedstock processed	82	80

(1)            As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(Jan-Mar/2011 x Jan-Mar/2010): Refinery output in Brazil increased 6.3% in the first quarter of 2011 compared to the first quarter of 2010 due to lower scheduled stoppages at distillation plants.

		For the first quarter of
4Q-2010	REFINING COSTS – BRAZIL (U.S. dollars/boe)	2011	2010
4.79	Refining costs - Brazil	4.53	3.64

(Jan-Mar/2011 x Jan-Mar/2010): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 16% in the first quarter of 2011 compared to the first quarter of 2010 due to higher personnel expenses, increased scheduled stoppages in conversion units (without any direct impact on refinery throughput) and higher third-party service costs and materials, mainly related to equipment maintenance and repairs.

FINANCIAL HIGHLIGHTS

GAS AND POWER

(U.S.$ million)
For the first quarter of
2011	2010
355	287

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in local gas companies, thermoelectric power generation and our two domestic fertilizer plants.

The increased net income for our Gas and Power segment for the first quarter of 2011 compared to the first quarter of 2010 was due to higher natural gas sales, led by growth in the industrial sector and thermo-electric demand and increased demand for power generation which led to higher income from thermoelectric generation; lower acquisition/transfer costs of domestic natural gas reflecting international prices and the appreciation of the Real against the US dollar; increased fixed revenue from energy auctions also contributed to improved results.

These effects were partially offset by lower margins from energy sales due to the increase in the average purchase price in the spot market and higher cost of import and consumption of LNG.

Other information relevant for this segment:

		For the first quarter of
4Q-2010	IMPORTS OF LNG AND SALES AND GENERATION OF ELECTRICITY	2011	2010

171	Imports of LNG (mbbl/d)	168	152
1,931	Sales of electricity (contracts) – MW average	2,037	2,317
3,119	Generation of electricity – MW average	773	456
67.8	Settlement price of differences – U.S.$/MWh (1)	19.8	10.5

(1)            Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

(Jan-Mar/2011 x Jan-Mar/2010): The 10.5% increase in imports of natural gas volumes from Bolivia was primarily a result of higher thermoelectric demand and of increased industrial consumption.

The 12.1% decrease in sales of electricity was attributable to the higher settlement price of differences that decreased balance sales.

The 69.5% increase in electricity output was attributable to rainfall levels below expectations, to higher temperatures and to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator – ONS) to increase thermoelectric power generation to supplement Brazil’s hydroelectric  power plants.

The 88.6% increase of the settlement price of differences was due to the lower reservoir levels in 2011.

FINANCIAL HIGHLIGHTS

BIOFUELS

(U.S.$ million)
For the first quarter of
2011	2010
(9)	(11)

Our Biofuel segment comprises our biodiesel and byproduct production and purchases and sales of vegetable oils and ethanol.

The improved result in net income in the Biofuel segment in the first quarter 2011 compared to the same period of 2010 was primarily due to the increased biodiesel sales volumes and our acquisitions of companies in the ethanol industry.

These effects were partially offset by increases in acquisition costs, increased costs for the transportation of raw-material for biodiesel production, expenses related to the implementation of new projects and higher operating expenses, reflecting the expansion of our business.

DISTRIBUTION

(U.S.$ million)
For the first quarter of
2011	2010
220	205

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil.

The increased net income from Distribution segment in the first quarter of 2011 compared to the same period of 2010 was due to increases in the marketing margin and sales volume.

These effects were offset by higher costs related to commercial services, provision for doubtful accounts and personnel, combined with expenses related to the collective bargaining agreement 2010/2011.

The segment accounted for 38.9% of the national fuel distribution market in the first quarter of 2011, compared to 39.5% in the first quarter of 2010.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

(U.S.$ million)
For the first quarter of
2011	2010
518	285

The International segment comprises our activities in countries other than Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

The improved result in the International segment in the first quarter of 2011 compared to the first quarter of 2010 was due to the recovery of commodities prices in the international market and increased sales volumes in Nigeria due to production from newly producing wells in 2010.

Other information relevant for this segment:

		For the first quarter of
4Q-2010	EXPLORATION AND PRODUCTION – INTERNATIONAL	2011	2010
	Average daily crude oil and gas production
143	Crude oil and NGLs – International (mbbl/d) (1)	140	142
558	Natural gas - International (mmcf/d) (2)	558	570
8	Non-consolidated international production(3)	9	8

(1) Includes production from shale oil reserves.

(2) Does not include LNG. Includes reinjected gas.

(3) Non-consolidated companies in Venezuela.

(Jan-Mar/2011 x Jan-Mar/2010): International consolidated crude oil and NGL production decreased 1.4% due to the cancellation of production agreements in Ecuador and also to the decline of mature wells in Argentina and Colombia, partially offset by the start-up of production of new wells in Akpo and Agbami, in Nigeria.

International consolidated gas production decreased 2.1% as a result of the decline of mature wells in Argentina and problems with Argentine labor unions.

		For the first quarter of
4Q-2010	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
6.80	Crude oil and natural gas – international	5.65	5.11

(Jan-Mar/2011 x Jan-Mar/2010): The 10.6% increase in our international lifting costs was primarily due to higher third-party services and materials in Argentina, higher contractual prices and increased well interventions.

FINANCIAL HIGHLIGHTS

		For the first quarter of
4Q-2010	OUTPUT OF OIL PRODUCTS – INTERNATIONAL	2011	2010
	Refining and marketing operations (mbbl/d)
	International
220	Output of oil products	212	225
281	Installed capacity	281	281
70	Utilization (%)	66	73

(Jan-Mar/2011 x Jan-Mar/2010): Our international refinery output decreased 5.8% as a result of the stoppage of operations at the Baía Blanca hydro treatment unit in Argentina in February 2011 and also of the scheduled stoppage in the U.S. fluid catalytic cracking unit in March 2011.

		For the first quarter of
4Q-2010	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe)	2011	2010
4.08	Refining costs - International	4.81	3.32

(Jan-Mar/2011 x Jan-Mar/2010): International refining costs increased 44.9% in the first quarter of 2011 compared to the first quarter of 2010 due to scheduled stoppage expenses in the U.S. fluid catalytic cracking unit in March 2011.

FINANCIAL HIGHLIGHTS

		For the first quarter of
4Q-2010	SALES VOLUMES – mbbl/d	2011	2010
841	Diesel	796	733
414	Gasoline	439	410
91	Fuel oil	84	104
197	Naphtha	153	149
219	LPG	208	203
99	Jet fuel	99	84
191	Other (1)	189	168
2,052	Total oil products	1,968	1,851
111	Ethanol and other products	85	81
363	Natural gas	291	257
2,526	Total domestic market	2,344	2,189
658	Exports	646	749
601	International sales	536	561
1,259	Total international market	1,182	1,310
3,785	Total	3,526	3,499

(1)     Mainly composed of asphalt sales volumes, due to higher demand from infrastructure projects.

Our domestic sales volumes increased 7.1 % to 2,344 mbbl/d in the first quarter of 2011 compared to 2,189 mbbl/d in the first quarter of 2010, primarily due to:

•         Diesel (increase of 8.6%) – The increase in diesel sales was primarily due to the lower domestic market share of our competitors.

•         Gasoline (increase of 7.1%) – The increase in gasoline sales volumes was due to the advantage of gasoline price compared to ethanol price at most Brazilian federal states and to the higher fleet of vehicles.

•         Natural gas (increase of 13.2%) – The increase in natural gas sales was a result of industrial growth and increased demand for thermoelectric power.

•         Jet fuel (increase of 17.8%) – The increase in jet fuel sales was due to the 8.1% appreciation of the Real and to higher demand from an increase in domestic and international flights.

The 19.2% decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector.

The 13.8% decrease in exports in the first quarter of 2011 reflects higher crude oil export volumes in the first quarter  of  2010, generated  by the  decline in  the  volume of  crude  oil  processed  at the  Replan Refinery  (with scheduled stoppages) last year.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. In 2008, 2009 and 2010, we met these requirements with internally generated funds, short-term debt, long-term debt and cash generated by capital increase. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

On June 18, 2010, our Board of Directors approved our Business Plan for 2010 through 2014, providing for planned investments totaling U.S.$224 billion for the period. We will continue our policy of extending the term of our debt maturity profile. We intend to fund our financial needs by making use of the financing capacity at the domestic market, in addition to raising debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

The funds raised in our Global Offering in September 2010 will be used for the investments foreseen by our Business Plan mentioned above.

On February 25, 2011, our Board of Directors approved our Business Plan for 2011, providing for planned investments in the amount of U.S.$56,217 million for the year.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process. Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2011, we had cash and cash equivalents of U.S.$25,998 million compared to U.S.$17,633 million at December 31, 2010.

Operating activities provided net cash flows of U.S.$9,021 million in the first quarter of 2011 compared to U.S.$5,473 million in the first quarter of 2010. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$5,054 million during the first quarter of 2011 compared to the first quarter of 2010.

Net cash used in investing activities decreased to U.S.$7,038 million in the first quarter of 2011 compared to U.S.$9,839 million in the first quarter of 2010. In the first quarter of 2011, we invested a total of U.S.$9,924 million, of which U.S$4,421 million in exploration and production projects in Brazil and U.S.$3,724 million in the modernization of our refineries.

Net cash provided by financing activities was U.S.$5,864 million in the first quarter of 2011 compared to net cash provided by financing activities of U.S.$3,128 million in the first quarter of 2010. This increase was primarily due to an increase in funds raised by PifCo through the issuance of Global Notes (U.S.$6,000 million) in January 2011, partially offset by the payment of interest on shareholders’ equity (U.S.$1,308 million).

Our net debt increased 9.0% to U.S.$40,005 million as of March 31, 2011 compared to U.S.$36,701 million as of December 31, 2010, primarily due to the increase of net cash from financing activities mentioned above.

FINANCIAL HIGHLIGHTS

	(U.S.$ Million)
Balance sheet data	March 31, 2011	December 31, 2010	Percent Change (March 31, 2011 versus December 31, 2010)	March 31, 2010
Cash and cash equivalents	25,998	17,633	47.4	14,614
Brazilian treasury securities	12,028	15,319	(21.5)	-
Short-term debt	9,726	8,960	8.5	11,107
Total long-term debt	68,084	60,471	12.6	48,254
Total capital lease obligations	221	222	(0.5)	399
Net debt (1)	40,005	36,701	9.0	45,146
Petrobras’ shareholders’ equity (2)	190,614	181,494	5.0	95,334
Total capitalization (3)	268,645	251,147	7.0	155,094
	(U.S.$ Million)
Reconciliation of net debt	March 31, 2011	December 31, 2010	March 31, 2010
Total long-term debt	68,084	60,471	48,254
Plus short-term debt	9,726	8,960	11,107
Plus total capital lease obligations	221	222	399
Less cash and cash equivalents	25,998	17,633	14,614
Less Brazilian treasury securities	12,028	15,319	-
Net debt (1)	40,005	36,701	45,146

The financial leverage level (net debt divided by the sum of net debt and Petrobras’ shareholders’ equity) increased to 17.3% on March 31, 2011, compared to 16.8% on December 31, 2010, remaining at a favorable level and below the maximum limit established by the Company of 35%.

(1)     Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)     Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$2,779 million (loss) on March 31, 2011 and U.S.$2,719 million (loss) on December 31, 2010, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.

(3)        Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

FINANCIAL HIGHLIGHTS

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On March 31, 2011, our total short-term debt amounted to U.S.$9,726 million compared to U.S.$8,960 million on December 31, 2010.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of securities issued in the international capital markets, debentures issued in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$68,084 million on March 31, 2011 compared to U.S.$60,471 million on December 31, 2010. See Note 9 of our unaudited consolidated financial statements as of March 31, 2011.

Off Balance Sheet Arrangements

As of March 31, 2011, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$9,924 million in the first quarter of 2011, a 1.4% increase compared to our investments of U.S.$9,783 million in the first quarter of 2010. Our investments in the first quarter of 2011 were primarily directed toward increasing production, modernizing our refineries, expanding our pipeline transportation and distribution systems and increasing biofuels production. Of the total capital expenditures in the first quarter of 2011, U.S.$4,421 million was invested in exploration and development projects, including investments financed through project financing.

Activities
	(U.S.$ million)
	For the first quarter of

	2011	2010
• Exploration and Production	4,421	4,584
• Refining, Transportation & Marketing	3,724	2,951
• Gas & Power	572	1,241
• International:
Exploration and Production	451	706
Refining, Transportation & Marketing	142	17
Distribution	6	7
Gas & Power	18	1
Other	3	-
• Distribution	144	66
• Biofuels	131	5
• Corporate	312	205
Total capital expenditures	9,924	9,783

FINANCIAL HIGHLIGHTS

Capital increase with reserves in 2011

The Special General Shareholders’ Meeting held jointly with the General Shareholders’ Meeting on April 28, 2011 approved a capital increase for the Company from U.S.$109,746 million to U.S.$109,760 million, through capitalization of part of the tax incentive profit reserve established in 2010 in the amount of U.S.$14 million, in compliance with Brazilian law. This capitalization was accomplished without issuing new shares pursuant to Brazilian law.

Dividends and Interest on Shareholders’ Equity

•         Dividends and interest on shareholders' equity – fiscal year 2010

The proposed dividends as of December 31, 2010 relating to our 2010 earnings, in the amount of U.S.$6,780 million, include interest on shareholders’ equity in the total amount of U.S.$5,857 million, approved by the Board of Directors, as follows:

Portion	Date of board of directors’ approval	Date of shareholders’ position	Date of payment	Value of the portion (US$ million)
1st portion of interest on shareholders’ equity	05.14.2010	05.21.2010	05.31.2010	982
2nd portion of interest on shareholders’ equity	07.16.2010	07.30.2010	08.31.2010	966
3rd portion of interest on shareholders’ equity	10.22.2010	11.01.2010	11.30.2010	1,062
4th portion of interest on shareholders’ equity	12.10.2010	12.21.2010	12.30.2010	1,539
5th portion of interest on shareholders’ equity	02.25.2011	03.21.2010	03.31.2011	1,308
Dividends	02.25.2011	04.28.2011	Up to 06.27.2011	923
				6,780

The portions of the interest on shareholders’ equity distributed in advance of the close of the 2010 fiscal year and in 2011 were discounted from the proposed dividends for this year and restated by the SELIC rate from the date of payment to December 31, 2010. The dividend will be restated by the SELIC rate from December 31, 2010 to the date of payment.

Interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

•         Interest on shareholders’ equity – fiscal year 2011

On April 29, 2011, our shareholders approved in a general shareholders’ meeting the advance distribution of remuneration to the shareholders relating to 2011 earnings in the form of interest on shareholders’ equity in the amount of U.S.$1,645 million, to be paid by July 30, 2011, based on the shareholding position at May 11, 2011.

This interest on shareholders’ equity will be discounted from the remuneration that is distributed on the close of the 2011 fiscal year and restated by the SELIC rate from the date of payment to December 31, 2011.

Interest on shareholders’ capital is subject to the levy of income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

FINANCIAL STATEMENTS

Income Statement

(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of
4Q-2010		2011	2010

40,445	Sales of products and services	41,122	34,620
	Less:
(8,457)	Value-added, CIDE and other taxes on sales and services	(8,509)	(7,061)
31,988	Net operating revenues	32,613	27,559

(19,509)	Cost of sales	(19,033)	(15,257)
(2,299)	Depreciation, depletion and amortization	(2,275)	(2,042)
(639)	Exploration, including exploratory dry holes	(524)	(539)
(308)	Impairment	-	(94)
(2,475)	Selling, general and administrative expenses	(2,322)	(2,052)
(257)	Research and development expenses	(296)	(217)
(511)	Other operating expenses	(769)	(1,057)
(25,998)	Total costs and expenses	(25,219)	(21,258)

5,990	Operating income (loss)	7,394	6,301

193	Equity in results of non-consolidated companies	215	(12)
1,151	Financial income	1,045	413
(380)	Financial expense	(388)	(356)
403	Monetary and exchange variation	575	(335)
(189)	Other taxes	(147)	(85)
1,178		1,300	(375)

7,168	Income (Loss) before income taxes	8,694	5,926

	Income tax expense:
(238)	Current	(730)	(1,776)
(1,088)	Deferred	(1,319)	216
(1,326)	Total income tax expense	(2,049)	(1,560)

5,842	Net income for the period	6,645	4,366

54	Less: Net income attributable to the non-controlling interest	(121)	(49)
5,896	Net income attributable to Petrobras	6,524	4,317

	Weighted average number of shares outstanding
7,442,454,142	Common	7,442,454,142	5,073,347,344
5,602,042,788	Preferred	5,602,042,788	3,700,729,396

0.45	Basic and diluted earnings per share Common and preferred	0.50	0.49

	Basic and diluted earnings per ADS
0.90	Common and preferred	1.00	0.98

FINANCIAL STATEMENTS

Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of March 31, 2011	As of December 31, 2010
Assets
Current assets
..... Cash and cash equivalents	25,998	17,633
Marketable securities	12,288	15,612
Accounts receivable, net	11,026	10,572
Inventories Recoverable taxes	14,595 6,164	11,834 5,260
Other current assets	3,529	2,952
Total current assets	73,600	63,863

Property, plant and equipment, net	230,370	218,567

Investments in non-consolidated companies and other investments	6,250	6,312

Non-current assets
Accounts receivable, net	3,136	2,905
Advances to suppliers	2,943	3,077
Petroleum and alcohol account – receivable from Federal Government	506	493
Marketable securities	3,128	3,099
Restricted deposits for legal proceedings and guarantees	1,767	1,674
Recoverable taxes	6,211	6,407
Others	2,640	2,286
Total non-current assets	20,331	19,941

Total assets	330,551	308,683

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	11,581	10,468
Current debt	9,726	8,960
Current portion of capital lease obligations	98	105
Taxes payable	6,548	6,033
Payroll and related charges	2,230	2,617
Dividends and interest on capital payable	2,652	2,158
Other current liabilities	3,815	3,211
Total current liabilities	36,650	33,552

Long-term liabilities
Long-term debt	68,084	60,471
Capital lease obligations	123	117
Employees’ post-retirement benefits obligation Pension and Health care	14,335	13,740
Deferred income taxes	14,494	12,704
Other liabilities	4,413	4,702
Total long-term liabilities	101,449	91,734

Shareholders' equity
Shares authorized and issued:
Preferred share – 2011 and 2010 - 5,602,042,788 shares	45,840	45,840
Common share – 2011 and 2010 - 7,442,454,142 shares	63,906	63,906
Additional paid in capital	(81)	(86)
Reserves and others	80,949	71,834
Petrobras’ Shareholders' Equity	190,614	181,494

Non-controlling interest	1,838	1,903

Total Equity	192,452	183,397

Total liabilities and shareholders’ equity	330,551	308,683

FINANCIAL STATEMENTS

Statement of Cash Flows Data

(in millions of U.S. dollars)

		For the first quarter of
4Q-2010		2011	2010

	Cash flows from operating activities
5,842	Net income for the period	6,645	4,366

	Adjustments to reconcile net income to net cash provided by operating activities:
2,299	Depreciation, depletion and amortization	2,275	2,042
470	Dry hole costs	325	348
(193)	Equity in the results of non-consolidated companies	(215)	12
(17)	Exchange variation, monetary and financial charges	196	941
1,088	Deferred income taxes	1,319	(217)
240	Other	557	634

	Working capital adjustments

	Decrease (increase) in assets

652	Increase in accounts receivable, net	(484)	(1,112)
761	Increase in inventories	(2,475)	(432)
893	Increase in advances to suppliers	(11)	63

	Increase (decrease) in liabilities

(1,425)	Increase in suppliers	1,300	(699)
(196)	Increase in contingencies	4	558
(379)	Decrease in taxes payable, net of recoverable taxes	(118)	(526)
(173)	Other	(297)	(505)

9,862	Net cash provided by operating activities	9,021	5,473

(11,684)	Additions to property, plant and equipment	(9,924)	(9,783)
(9,151)	Marketable securities and other investments activities	2,886	(56)

(20,835)	Net cash used in investing activities	(7,038)	(9,839)

(279)	Share issuance costs	-	-
(350)	Acquisition of noncontrolling interest	-	-
(198)	Short-term debt, net issuances and repayments	-	-
5,738	Proceeds from issuance and draw-down of short-term and long-term debt	9,148	5,570
(4,340)	Principal payments of short-term and long-term debt	(2,249)	(2,429)
3,091	Issuance of common and preferred shares	-	-
(2,228)	Dividends and interest on shareholders’ equity paids to shareholders and minority interest	(1,035)	(13)

1,434	Net cash provided by (used in) financing activities	5,864	3,128
(9,539)	Increase (decrease) in cash and cash equivalents	7,847	(1,238)
(279)	Effect of exchange rate changes on cash and cash equivalents	518	(317)
27,451	Cash and cash equivalents at beginning of period	17,633	16,169
17,633	Cash and cash equivalents at the end of period	25,998	14,614

FINANCIAL STATEMENTS

Income Statement by Segment

For the first quarter of 2011

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	23	17,732	1,876	13	3,137	9,832	-	-	32,613
Inter-segment net operating revenues	16,802	8,744	295	79	1,033	183	-	(27,136)	-

Net operating revenues

	16,825	26,476	2,171	92	4,170	10,015	-	(27,136)	32,613

Cost of sales	(6,313)	(25,604)	(1,249)	(100)	(2,958)	(9,137)	-	26,328	(19,033)
Depreciation, depletion and amortization	(1,438)	(252)	(207)	(7)	(210)	(54)	(107)	-	(2,275)
Exploration, including exploratory dry holes	(470)	-	-	-	(54)	-	-	-	(524)
Impairment	-	-	-	-	-	-	-	-	-
Selling, general and administrative expenses	(109)	(728)	(206)	(20)	(220)	(511)	(561)	33	(2,322)
Research and development expenses	(168)	(51)	(9)	-	-	(1)	(67)	-	(296)
Other operating expenses	(68)	(80)	(25)	(6)	(180)	26	(450)	14	(769)
Cost and expenses	(8,566)	(26,715)	(1,696)	(133)	(3,622)	(9,677)	(1,185)	26,375	(25,219)

Operating income (loss)	8,259	(239)	475	(41)	548	338	(1,185)	(761)	7,394

Equity in results of non-consolidated companies	-	143	46	18	6	2	-	-	215
Financial income (expenses), net	-	-	-	-	-	-	1,232	-	1,232
Other taxes	(12)	(15)	(15)	-	(34)	(7)	(64)	-	(147)

Income (Loss) before income taxes	8,247	(111)	506	(23)	520	333	(17)	(761)	8,694

Income tax benefits (expense)	(2,804)	86	(156)	14	(5)	(113)	670	259	(2,049)
Net income (loss) for the period	5,443	(25)	350	(9)	515	220	653	(502)	6,645
Less: Net income (loss) attributable to the non-controlling interest	(4)	4	5	-	3	-	(129)	-	(121)

Net income (loss) attributable to Petrobras	5,439	(21)	355	(9)	518	220	524	(502)	6,524

 (1)    As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL STATEMENTS

Income Statement by Segment

For the first quarter of 2010

U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues from third parties	62	15,163	1,474	1	2,548	8,311	-	-	27,559
Inter-segment net operating revenues	12,913	7,602	168	58	499	176	-	(21,416)	-

Net operating revenues

	12,975	22,765	1,642	59	3,047	8,487	-	(21,416)	27,559

Cost of sales	(5,129)	(20,200)	(840)	(58)	(2,174)	(7,745)	-	20,889	(15,257)
Depreciation, depletion and amortization	(1,234)	(339)	(108)	(6)	(203)	(50)	(103)	1	(2,042)
Exploration, including exploratory dry holes	(464)	-	-	-	(75)	-	-	-	(539)
Impairment	-	-	(44)	-	(50)	-	-	-	(94)
Selling, general and administrative expenses	(86)	(679)	(217)	(8)	(191)	(406)	(504)	39	(2,052)
Research and development expenses	(111)	(34)	(9)		(1)	(1)	(61)	-	(217)
Other operating expenses	(458)	7	(53)	(4)	29	30	(603)	(5)	(1,057)
Cost and expenses	(7,482)	(21,245)	(1,271)	(76)	(2,665)	(8,172)	(1,271)	20,924	(21,258)

Operating income (loss)	5,493	1,520	371	(17)	382	315	(1,271)	(492)	6,301

Equity in results of non-consolidated companies	5	(60)	37	-	6	-	-	-	(12)
Financial income (expenses), net	-	-	-	-	-	-	(278)	-	(278)
Other taxes	(10)	(14)	(5)	-	(21)	(5)	(30)	-	(85)

Income (Loss) before income taxes	5,488	1,446	403	(17)	367	310	(1,579)	(492)	5,926

Income tax benefits (expense)	(1,865)	(512)	(124)	6	(65)	(105)	939	166	(1,560)
Net income (loss) for the period	3,623	934	279	(11)	302	205	(640)	(326)	4,366
Less: Net income (loss) attributable to the non-controlling interest	11	(18)	8	-	(17)	-	(33)	-	(49)

Net income (loss) attributable to Petrobras	3,634	916	287	(11)	285	205	(673)	(326)	4,317

(1)   As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL STATEMENTS

Other Operating Expenses by Segment

For the first quarter of 2011

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Unscheduled stoppages of plant and equipment	(107)	(10)	(27)	-	(140)	-	-	-	(284)
Employee benefit expense for non-active participants	-	-	-	-	-	-	(252)	-	(252)
Institutional relations and cultural projects	(9)	(7)	(1)	-	-	(4)	(141)	-	(162)
HSE expenses	(13)	(14)	(1)	-	(32)	-	(58)	-	(118)
Allowance for marking inventory to market value	5	(41)	-	(5)	(1)	-	-	-	(42)
Losses from legal proceedings	(6)	(8)	(3)	-	(2)	(6)	(4)	-	(29)
Idle capacity at thermoelectric power plants	-	-	(8)	-	-	-	-	-	(8)
Government subsidies, incentives and donations	20	15	1	-	-	-	-	-	36
Other	42	(15)	14	(1)	(5)	36	5	14	89
	(68)	(80)	(25)	(6)	(180)	26	(450)	14	(769)

 (1)    As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

For the first quarter of 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Unscheduled stoppages of plant and equipment	(51)	(4)	(13)	-	-	-	-	-	(68)
Employee benefit expense for non-active participants	-	-	-	-	-	-	(201)	-	(201)
Institutional relations and cultural projects	(9)	(6)	(3)	-	-	(5)	(107)	-	(130)
HSE expenses	(12)	(7)	(1)	-	-	-	(28)	-	(48)
Allowance for marking inventory to market value	-	(10)	-	-	(58)	-	-	-	(68)
Losses from legal proceedings	(257)	(6)	(4)	-	(3)	(5)	(296)	-	(571)
Idle capacity at thermoelectric power plants	-	-	(87)	-	-	-	-	-	(87)
Government subsidies, incentives and donations	16	87	3	-	-	-	-	-	106
Other	(145)	(47)	52	(4)	90	40	29	(5)	10
	(458)	7	(53)	(4)	29	30	(603)	(5)	(1,057)

 (1)    As of 2011 the results of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

28

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

	For the first quarter of 2011 U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	5,303	21,707	2,493	131	3,453	4,077	43,838	(7,402)	73,600
Cash and cash equivalents	-	-	-	-	-	-	25,998	-	25,998
Other current assets	5,303	21,707	2,493	131	3,453	4,077	17,840	(7,402)	47,602

Investments in non-consolidated companies and other investments	-	3,153	790	861	1,040	279	127	-	6,250

Property, plant and equipment, net	136,594	50,772	25,463	334	9,487	2,870	4,850	-	230,370

Non-current assets	3,486	3,428	1,551	6	2,389	655	8,913	(97)	20,331

Total assets	145,383	79,060	30,297	1,332	16,369	7,881	57,728	(7,499)	330,551

             (1)   As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

29

FINANCIAL STATEMENTS

Selected Balance Sheet Data by Segment

Year ended December 31, 2010

	U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	BIOFUEL (1)	INTERN.	DISTRIB.	CORPOR. (1)	ELIMIN.	TOTAL

Current assets

	3,473	16,305	2,904	121	3,279	4,196	38,895	(5,310)	63,863
Cash and cash equivalents	-	-	-	-	-	-	17,633	-	17,633
Other current assets	3,473	16,305	2,904	121	3,279	4,196	21,262	(5,310)	46,230

Investments in non-consolidated companies and other investments	296	3,056	813	688	1,078	257	124	-	6,312

Property, plant and equipment, net	129,913	46,844	24,725	356	9,519	2,730	4,480	-	218,567

Non-current assets	3,511	3,282	1,465	10	2,294	346	9,033	-	19,941

Total assets

	137,193	69,487	29,907	1,175	16,170	7,529	52,532	(5,310)	308,683

       (1)   As of 2011 the assets of our Biofuel segment, previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL STATEMENTS

Selected Data for International Segment

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of March 31, 2011)

	12,724	3,106	753	1,015	1,692	(2,921)	16,369

STATEMENT OF INCOME

(For the first quarter of 2011)

Net Operating Revenues

	1,260	2,214	136	1,218	-	(658)	4,170

Net operating revenues from third parties	201	1,596	125	1,209	-	6	3,137
Inter-segment net operating revenues	1,059	618	11	9	-	(664)	1,033

Net income (loss) attributable to Petrobras

	451	121	26	(26)	(56)	2	518

	INTERNATIONAL U.S.$ million

	E&P	REFINING, TRANSPORT. AND MARKETING	GAS AND POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS (As of December 31, 2010)

	12,248	3,137	763	974	1,654	(2,606)	16,170

STATEMENT OF INCOME

(For the first quarter of 2010)

Net Operating Revenues

	826	1,719	128	897	-	(523)	3,047

Net operating revenues from third parties	167	1,370	118	887	-	6	2,548
Inter-segment net operating revenues	659	349	10	10	-	(529)	499

Net income (loss) attributable to Petrobras

	277	(12)	(12)	39	1	(8)	285

31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.